SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

7 May 2019

M&GPrudential appoints new Non-Executive Director
- Board composition set for demerger

Prudential plc today announces that M&GPrudential has appointed Clare Thompson as a Non-Executive Director and Chair of the Audit Committee as part of its preparations to demerge from Prudential plc. She joins the Board with immediate effect following her approval by the Prudential Regulatory Authority and the Financial Conduct Authority. With Ms Thompson's appointment, the composition of the Board is set for the demerger of M&GPrudential from Prudential plc.

Ms Thompson is an experienced non-executive director with a deep understanding of the insurance sector.  With extensive financial services and audit experience, Ms Thompson spent 23 years as lead audit partner on major financial services groups at PricewaterhouseCoopers LLP, predominantly in the insurance and investment sectors.  She is a Non-Executive director of Bupa and Direct Line Group plc.

Mike Evans, Chair of M&GPrudential, said: "I am delighted that Clare is joining the Board. She has a wealth of experience from a distinguished career in global financial services and as a Non-Executive Director. Her appointment enhances the new Board of M&GPrudential as we prepare for demerger and our future as a stand-alone, publicly listed company."

At the point of demerger, the M&GPrudential Board will consist of:
Mike Evans, Chair
John Foley, Chief Executive
Clare Bousfield, Chief Financial Officer
Caroline Silver, Senior Independent Non-Executive Director
Clive Adamson, Non-Executive Director and Chair of the Risk Committee
Robin Lawther, Non-Executive Director and Chair of the Remuneration Committee
Clare Thompson, Non-Executive Director and Chair of the Audit Committee

In March 2018, Prudential plc announced its intention to demerge M&GPrudential, the international savings and investments business formed by the merger of asset manager M&G and Prudential's UK and Europe insurance operations.

Enquiries:

Media		Investors/Analysts
Richard Miles	+44 (0)20 3977 1426	Spencer Horgan	+44 (0)20 3790 2559
Jonathan Miller	+44 (0)20 3977 0165

Notes to Editors:

About Clare Thompson
Clare Thompson is an experienced non-executive director with a deep understanding of the insurance sector. Ms Thompson spent her 35-year executive career at PricewaterhouseCoopers, 23 years as audit/lead partner on major financial services groups, including UK Financial Services Leader. Since stepping down from her executive career, Ms Thompson has developed a portfolio of non-executive directorships and is currently a Non-Executive Director of Bupa and Direct Line Group plc. Ms Thompson holds a B.A. in Mathematics from the University of York and is a Fellow of the Institute of Chartered Accountants in England and Wales.

About M&GPrudential
M&GPrudential is the UK and European savings and investments business of Prudential plc. On 14 March 2018 Prudential plc announced its intention to demerge M&GPrudential from Prudential plc, resulting in two separately listed companies with different investment characteristics and opportunities. On completion of the demerger, shareholders will hold interests in both Prudential plc and M&GPrudential. M&GPrudential has total assets under management of £321 billion (as at 31 December 2018) and has more than 6 million customers worldwide. Over the next five years, M&GPrudential's shareholders will be investing £250 million of shareholder capital into a series of transformation programmes to create a simple, modern, customer-centric savings and investments business.

About Prudential plc

Prudential plc and its affiliated companies constitute one of the world's leading financial services groups, serving 26 million customers and it has £657 billion of assets under management (as at 31 December 2018). Prudential plc is incorporated in England and Wales and is listed on the stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 07 May 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Alan Porter

Alan Porter
Group General Counsel and Company Secretary